SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

LION BIOSCIENCE AKTIENGESELLSCHAFT

(Exact Name of Registrant as Specified in its Charter)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of Incorporation or Organization)

Waldhofer Str. 98

D-69123 Heildelberg

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

LION bioscience Aktiengesellschaft’s Ad Hoc Publicity Announcement of February 4, 2004 is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is specifically incorporated by reference in the Company’s Registration Statement of Form F-3 (Reg. No. 333-90730) filed on June 18, 2002, as amended on July 16, 2002.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “target”, “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibit No.	Exhibit

99.1	Ad Hoc Publicity Announcement of February 4, 2004

LION to Revise Policy on Timing of Revenue Recognition for Software Licenses and Announces Preliminary Q3 Results

Cambridge, MA, USA, Heidelberg, February 4, 2004—LION bioscience AG plans to revise its revenue recognition practice with respect to certain software licenses and restate its results for prior fiscal years. As part of LION’s most recent review of its revenue recognition policy together with Ernst & Young AG, LION’s independent auditors, LION determined that accounting guidance issued by the American Institute of Certified Public Accountants (or AICPA) applies to certain of LION’s software license agreements.

In prior years, LION had recognized the license revenue from multi-year software licenses as well annual licenses upon entering into the agreement and delivery of the software. LION has now determined that revenue from license fees under these agreements should be recognized ratably over the contractual term. Based on its preliminary review LION expects that these revisions in accounting policy will cause changes in revenue and earnings approximately as follows:

FY 2000/2001: (2) million €; FY 2001/2002: (7) million €; FY 2002/2003: +/- 0 million €

This accounting revision will not affect cumulative revenue over the past and future periods, other than the impact from currency exchange rates. It does not involve the loss or change of any previously reported software license, and there is no indication of any accounting improprieties LION’s liquidity, cash flows are not affected at all.

LION expects to delay issuance of its final nine-month interim report for the current fiscal year presumably until the end of February 2004, while completing the adjusted financial information. The following quarterly information reflects the new revenue recognition policy and is preliminary only. LION expects total revenue of 16.6 million € for the nine-months period ending December 31, 2003 compared with 20.6 million € for the same period in the prior fiscal year. Despite additional restructuring expenses in Q3 in the amount of 2.6 million €, LION continues to reduce its losses; net loss is expected to be 6.1 million € for Q3 compared to 22.0 million € in Q3 FY 2002/3003. The recalculation is expected to increase revenues and reduce net loss for the first nine months by 4 million €. As of December 31, 2003, LION had liquidity in the form of cash, cash equivalents and marketable securities of 48.1 million €.

LION expects to record revenues of 19 to 20 million € for the current FY 2003/2004 due in part to the expected positive impact from the previous year’s restatement. The on-going slump in the life science informatics market, the weak U.S. dollar as well as a slower than anticipated market introduction of new products, continue to have an adverse effect on LION’s business. LION expects to have liquidity of at least 40 million € by the end of the current FY 2003/2004. The net loss for the current fiscal year is expected to be between 22 and 25 million €. LION expects to adjust its guidance for FY 2004/2005 due in part to the planned restatement and to announce these new targets without undue delay.

Contact:

Günter Dielmann, Tel.: +49 6221 4038-249, guenter.dielmann@lionbioscience.com

Julia Fritz, Tel.: +49 6221 4038-158, julia.fritz@lionbioscience.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By:	/s/ Martin Hollenhorst

Martin Hollenhorst Chief Financial Officer

Dated: February 5, 2004